Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Recommendation to Reject an Unsolicited Tender Offer by a Third Party

for Shares of FS Specialty Lending Fund

September 15, 2025

Dear FSSL Shareholder:

The board of trustees (the “Board”) of FS Specialty Lending Fund (“FSSL” or the “Fund”) unanimously recommends that you IGNORE the materials that may have been sent to you by entities affiliated with Cox Capital Partners (“Cox Capital”) and REJECT its offer, to the extent such materials were received.

Please keep reading for important information.

We recently became aware of an unsolicited tender offer (the “Cox Capital Offer”) from Cox Capital Partners Special Situations Fund, L.P., GCM Grosvenor Credit Secondaries Fund I, L.P. and GCM Grosvenor Iceni Fund, L.P. (collectively, the “Purchasers”) to purchase up to 3,600,000 common shares of FSSL (“Shares”) at $11.50 per share (the “Offer Price”), expiring October 10, 2025. You may have already received the Cox Capital Offer materials.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our shareholders. We have not given access to Cox Capital to ANY of your personal information or account information.

FSSL is not affiliated with Cox Capital or the Purchasers and we do NOT believe that the Cox Capital Offer is in the best interests of FSSL’s shareholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the Offer Price is approximately 42% below FSSL’s net asset value (“NAV”) per Share of $19.82 as of June 30, 2025. The Offer Price is also well below what the Board believes to be the potential long-term value of the Shares. None of FSSL’s trustees, executive officers or other affiliates intend to tender their Shares in the Cox Capital Offer.

The Board has carefully reviewed the terms of the Cox Capital Offer and, taking into account the factors below, recommends that you REJECT the Cox Capital Offer and not tender your Shares. To reject the Cox Capital Offer, simply do not respond to any Cox Capital Offer materials you may have received. That is, to reject the Cox Capital Offer, you need not do anything—simply IGNORE it.

FSSL is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder to inform you of its position with respect to the Cox Capital Offer. In reaching its conclusion, the Board: (1) consulted with members of FSSL’s management and such other advisors as deemed appropriated by the Board; (2) reviewed the terms and conditions of the Cox Capital Offer; (3) considered other information related to FSSL’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of FSSL’s business, financial condition and future business and growth prospects; and (5) took into account the fact that the Purchasers are making the Cox Capital Offer with the intention of making a profit.

The following are the material factors contributing to the Board’s decision to recommend that you reject the Cox Capital Offer (which are not in any relative order of importance):

•	The Offer Price is significantly less than FSSL’s NAV of $19.82 per Share as of June 30, 2025. In establishing FSSL’s NAV per Share as of June 30, 2025, FSSL’s investment adviser took into consideration all information available to it in support of the valuation of FSSL’s net assets in accordance with the valuation policies and procedures previously established by the Board.

•	The motive of the Purchasers is to make money for themselves. The Cox Capital Materials states that “[t]he Offer Price represents the price at which the Purchasers are willing to purchase Shares” and the Purchasers apply “a discount with the intention of making a profit by holding on to the Shares until the Company is liquidated.”

•	The Offer Price is arbitrary. The Cox Capital Offer Materials states that “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representations are made by the Purchasers or any affiliate of the Purchasers as to such fairness.”

•	Tendering will prohibit you from receiving future distributions related to your Shares and realizing any potential appreciation in the value of your Shares in the future. FSSL currently pays enhanced distributions based on an annualized distribution rate of 12.5% based on FSSL’s then-current NAV, which are intended to conclude once FSSL achieves a long-term liquidity event, such as a listing. Upon a listing, we expect FSSL to target a monthly or quarterly distribution, representing an annualized distribution rate of approximately 9.0% to 9.5% of FSSL’s NAV.[1] Although the Board cannot guarantee FSSL will maintain its rate of distributions in the future, if you sell, you will no longer receive distributions or otherwise have any rights with respect to the Shares that you sell. In addition, if you sell your Shares, you will forego any potential appreciation in the value of the Shares in the future.

•	In April 2025, the Board approved a plan to prepare for the listing of FSSL’s Shares on the New York Stock Exchange (NYSE) as a registered closed-end fund, following the conversion of FSSL from a business development company (“BDC”) to a registered closed-end fund. We currently expect the Shares to begin trading on the NYSE before the end of Q4 2025, subject to market conditions, shareholder approval of the reorganization to effect the conversion from a BDC to a registered closed-end fund (the “Successor Fund”) and final board approval. If you participate in the Cox Capital Offer, you will forego any potential appreciation in the value of the Shares in the future. Although we are working toward a listing within the targeted time frame, the timing may be subject to change based on a variety of factors.

•	The Securities and Exchange Commission (the “SEC”) has cautioned investors about the heightened risks involved with “mini-tender” offers such as the Cox Capital Offer, which do not provide investors with the same level of protections as provided for larger tender offers under U.S. securities laws. In addition to this letter, we strongly encourage you to read the information provided by the SEC, here (www.sec.gov/investor/pubs/minitend.htm) and here (www.sec.gov/rules/interp/34-43069.htm). The SEC makes the following admonitions:

o	“Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard.”

o	“[I]nvestors typically feel pressured to tender their shares quickly without having solid information about the offer or the people behind it.”

o	“[M]ini-tender offers typically do not provide the same disclosure and procedural protections that larger, traditional tender offers provide.”

1 The actual annualized distribution rate at listing may be higher or lower based on the then current NAV. The payment of future distributions on FSSL’s common shares is subject to the discretion of the Board and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions

There can be no assurance as to the actual long term value of the Shares, as such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements.” However, based on the information currently available to it, the Board believes the Offer Price could result in shareholders receiving less for their Shares than they otherwise might over time.

The Board understands that you must make your own decision whether to tender or refrain from tendering your Shares. The Board suggests you carefully consider all aspects of the Cox Capital Offer in light of your own circumstances and exercise caution with respect to the Cox Capital Offer. You should carefully review all of the Cox Capital Offer materials, as well as FSSL’s publicly available annual, quarterly and other reports and consult with your own financial, tax and other advisors. FSSL’s public filings are available free of charge at www.futurestandard.com and the SEC’s website at www.sec.gov. Again, no action is required on your part, unless you are interested in tendering your Shares or have already tendered your Shares and wish to withdraw your tender. To reject the Cox Capital Offer, simply ignore it. Shareholders who have already agreed to tender their Shares pursuant to the Cox Capital Offer may withdraw any tender of Shares at any time prior to October 10, 2025, in accordance with the Cox Capital Offer materials.

If you have any questions or need further information about your options, please feel free to contact Future Standard’s Client Relations team at 877-628-8575.

Michael C. Forman

Chairman and CEO

Cautionary Note Regarding Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, anticipated distribution rates and liquidity events. Words such as “intends,” “will,” “believes,” “expects,” “projects,” “future” and “may” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy due to geo-political risks, risks associated with possible disruption to the Fund’s operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics, future changes in laws or regulations and conditions in the Fund’s operating area, unexpected costs, the ability of the Fund to complete the reorganization discussed herein, complete the listing of the Shares on a national securities exchange, the price at which the Shares may trade on a national securities exchange, and failure to list the Shares on a national securities exchange, and such other factors that are disclosed in the Fund’s filings with the SEC. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the reorganization discussed herein, the Successor Fund (New FS Specialty Lending Fund) has filed with the SEC solicitation materials in the form of a joint proxy statement/prospectus included in an effective registration statement on Form N-14 (File No. 333-286859). The definitive joint proxy statement/prospectus has been mailed to shareholders of the Fund. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Fund or the Successor Fund may file with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully because they contain and will contain important information about the reorganization and the other matters described in the joint proxy statement/prospectus, the Fund and the Successor Fund. Free copies of the joint proxy statement/prospectus and other documents are available, and any other documents filed by the Fund and the Successor Fund in connection with the reorganization will be available, on the SEC's web site at www.sec.gov or at www.fsproxy.com.

IMPORTANT INFORMATION

The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the reorganization and the other matters described in the joint proxy statement/prospectus. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the definitive joint proxy statement/prospectus. and the proxy statement and any other materials filed with the SEC in connection with the Fund's 2024 annual meeting of shareholders. Shareholders are able to obtain any such documents for no charge at the SEC's website at www.sec.gov. Copies are available at no charge at the Fund's website at www.fsproxy.com.

Investors should consider a fund's investment objective, risks, and charges and expenses before investing. The joint proxy statement/prospectus, contains this and other information about the Fund and the Successor Fund, including risk factors that should be carefully considered. The Successor Fund intends to apply for listing on the NYSE as soon as practicable following the closing of the reorganization. There can be no assurance the Successor Fund will successfully complete any such listing. If the Successor Fund completes a listing of its common shares, shares of closed-end funds frequently trade at a price lower than their net asset value. This is commonly referred to as “trading at a discount.” This characteristic of shares of closed-end funds is a risk separate and distinct from the risk that a fund’s net asset value may decrease. Because the shares of the Fund have been illiquid, this risk may be more pronounced during the period shortly after the listing, during which the Successor Fund’s shares may experience greater volatility and may trade at significant discounts to net asset value.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.